SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                               SCHEDULE 13D
                              (Rule 13d-101)
                 Under the Securities Exchange Act of 1934

                        R.H. DONNELLEY CORPORATION
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                             (Name of Issuer)

             Shares of Common Stock, par value $1.00 per share
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                      (Title of Class of Securities)

                                 74955W109
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                              (CUSIP NUMBER)

                             Fir Tree Partners
                             535 Fifth Avenue
                                31st Floor
                         New York, New York  10017
                         Tel. No.: (212) 599-0090
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                          Eliot D. Raffkind, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4675
                              (214) 969-2800

                               July 27, 1998
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 74955W109              13D


1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Fir Tree, Inc. d/b/a Fir Tree Partners

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [   ]


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     AF, WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

     NUMBER OF      7    SOLE VOTING POWER           11,610,100
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      11,610,100
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,610,100

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
     (11) EXCLUDES CERTAIN SHARES*                        [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%

14   TYPE OF REPORTING PERSON*

     CO, IN


*SEE INSTRUCTIONS BEFORE FILLING OUT


                               SCHEDULE 13D

     This Schedule 13D (the "Schedule 13D") is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal, relating to shares of Common Stock of R.H. Donnelley Corporation (the "Issuer").

     This Schedule 13D relates to shares of Common Stock of the Issuer (the "Common Stock") purchased by Fir Tree Partners for the account of (i) Fir Tree Value Fund, L.P. ("Fir Tree Value Fund"), of which Mr. Tannenbaum is the general partner, (ii) Fir Tree Institutional Value Fund, L.P. ("Fir Tree Institutional"), of which Mr. Tannenbaum is a member of the general partner, and (iii) Fir Tree Value Partners LDC ("Fir Tree LDC"), of which Mr. Tannenbaum acts as investment advisor.

ITEM 1.   SECURITY AND ISSUER

     Securities acquired:     Shares of Common Stock, par value
                              $1.00 per share

     Issuer:   R.H. Donnelley Corporation
               One Manhattenville Road
               Purchase, NY 10577
               Tel. No. (914) 933-6400

ITEM 2.   IDENTITY AND BACKGROUND

     Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners, provides investment management services to private individuals and institutions, and is located at 535 Fifth Avenue, 31st Floor, New York, NY 10017. Mr. Tannenbaum is the sole shareholder, executive officer, director and principal of Fir Tree Partners. Mr. Tannenbaum's principal occupation is investment management and he is a United States citizen. His business address is Fir Tree Partners, 535 Fifth Avenue, 31st Floor, New York, NY 10017. Neither Fir Tree Partners nor Mr. Tannenbaum has been convicted in a criminal proceeding during the last five years. Neither Fir Tree Partners nor Mr. Tannenbaum is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     As of August 5, 1998, Fir Tree Partners had invested (i) $24,440,774 in shares of Common Stock through Fir Tree Value Fund, (ii) $8,651,928 in shares of Common Stock through Fir Tree Institutional and (iii) $3,048,426 in shares of Common Stock through Fir Tree LDC, all as described in Item 5 below. The source of these funds was the working capital of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC, as the case may be.


ITEM 4.   PURPOSE OF THE TRANSACTION

     Fir Tree Partners and Mr. Tannenbaum acquired shares of Common Stock for portfolio investment purposes, and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer, but Fir Tree Partners and Mr. Tannenbaum reserve the right to consider or make such plans and/or proposals in the future. Fir Tree Partners and Mr. Tannenbaum reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors. Fir Tree Partners may contact the Issuer and/or other shareholders regarding potential strategies to increase shareholder value. Other than as described above, neither Fir Tree Partners nor Mr. Tannenbaum has present plans or proposals which would result in any of the following:

     1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     3) any change in the present board of directors or managers of the Issuer;

     4) any material change in the present capitalization or dividend policy of the Issuer;

     5) any other material change in the Issuer's business or corporate structure;

     6) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     8) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     9)   any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     As of August 5, 1998, Fir Tree Partners and Mr. Tannenbaum are beneficial owners of 11,610,100 shares of Common Stock of the Issuer or 6.8% of the shares outstanding. The 11,610,100 shares described above are beneficially owned by Fir Tree Partners and Mr. Tannenbaum for the account of the Fir Tree Value Fund, Fir Tree Institutional or Fir Tree LDC, as the case may be.

     The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum on August 5, 1998 is based on 171,570,140 outstanding shares of Common Stock as of March 31, 1998 as reported in the Issuer's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July 17, 1998.

     (b) Fir Tree Partners and Mr. Tannenbaum for the account of each of Fir Tree Value Fund, Fir Tree Institutional and Fir Tree LDC have the power to vote and dispose of the shares of Common Stock held by each such entity.

     (c) The transactions in the Issuer's securities by Fir Tree Partners during the last sixty days are listed as Annex A attached hereto and made apart hereof.

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Not Applicable.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

     Not Applicable.


                                  ANNEX A


 Transaction           Buy/      Quantity      Price per
     Date              Sell      (shares)      Share ($)
 -----------        ---------    ---------     ---------
   06/30/98           Buy          532,000          3.03
   07/01/98           Buy          461,700          3.09
   07/08/98           Buy          159,300          3.28
   07/09/98           Buy          327,000          3.26
   07/13/98           Buy        2,400,000          3.25
   07/13/98           Buy           20,000          3.16
   07/13/98           Buy        2,521,900          3.10
   07/14/98           Buy          292,700          3.09
   07/16/98           Buy           87,200          3.16
   07/17/98           Buy           25,000          3.22
   07/20/98           Buy           10,000          3.16
   07/21/98           Buy            3,000          3.22
   07/22/98           Buy        1,064,500          3.21
   07/23/98           Buy          434,600          3.08
   07/27/98           Buy        1,224,000          3.15
   07/27/98           Buy          407,000          3.03
   07/28/98           Buy          300,000          3.03
   07/29/98           Buy          197,600          2.91
   07/30/98           Buy          137,300          2.95
   07/31/98           Buy          305,300          2.78
   07/31/98           Buy          100,000          2.78
   08/03/98           Buy          400,000          2.78
   08/04/98           Buy          100,000          2.78
   08/05/98           Buy          100,000          2.78
                                ----------
                                11,610,100
                                ==========


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:    August 6, 1998



                                   Fir Tree, Inc. d/b/a/ Fir Tree Partners


                                   By:  /S/JEFFREY TANNENBAUM
                                        -------------------------------
                                        JEFFREY TANNENBAUM, President


                                   /S/JEFFREY TANNENBAUM
                                   -------------------------------
                                   JEFFREY TANNENBAUM, President